UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-34784

AutoNavi Holdings Limited

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

By:	/s/ Catherine Qin Zhang
Name:	Catherine Qin Zhang
Title:	Chief Financial Officer

Date: February 29, 2012

2

Exhibit Index

Exhibit 99.1—Press Release

3

Exhibit 99.1

AutoNavi Holdings Limited Reports Fourth Quarter and Fiscal Year 2011 Results

and Announces Share Repurchase Program

Full Year Net Revenues Exceed Guidance, Increase 48.0% Year-over-Year;

Full Year Mobile and Internet Location-based Solutions Business Grows 142.2% Year-over-Year

BEIJING, February 28, 2011 — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (NASDAQ: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2011.

Fiscal Year 2011 Operational Highlights

•

AutoNavi’s free mobile map application had a total of 40 million users and over 20 million monthly active users as of the end of fiscal year 2011, compared to a total of 10 million users and over 2 million monthly active users as of the end of fiscal year 2010, and a total of 26 million users and over 10 million monthly active users as of the end of the third quarter of 2011.

Fourth Quarter 2011 Financial Highlights

•	Net revenues in the fourth quarter of 2011 were $34.7 million, an increase of 50.7% year-over-year.

•	Gross profit in the fourth quarter of 2011 was $25.3 million, an increase of 68.9% year-over-year.

•	Operating income in the fourth quarter of 2011 was $7.8 million, an increase of 16.5% year-over-year.

•	Net income attributable to AutoNavi shareholders was $7.1 million in the fourth quarter of 2011, an increase of 22.1% year-over-year.

Fiscal Year 2011 Financial Highlights

•	Net revenues in fiscal year 2011 were $127.0 million, an increase of 48.0% year-over-year.

•	Gross profit in fiscal year 2011 was $91.9 million, an increase of 60.1% year-over-year.

•	Operating income in fiscal year 2011 was $36.8 million, an increase of 57.7% year-over-year.

•	Net income attributable to AutoNavi shareholders was $36.5 million in fiscal year 2011, an increase of 90.9 % year-over-year.

“We had a great fourth quarter and ended 2011 with another record year for AutoNavi as we continued to build on our growth momentum, particularly in our mobile and Internet business,” said Mr. Congwu Cheng, chief executive officer of AutoNavi. “We also made significant progress in increasing our online user base as we continued our transition from the traditional off-line business model to a cloud-based LBS business model.”

Mr. Cheng added, “2012 is also shaping up to be an exciting year during which we will aim to leverage our leading market position to further develop our location-based media and e-commerce platform, supported by our “Four Screens – One Cloud” infrastructure. We will continue to focus on our products, expand our user base, improve user stickiness and increase brand awareness. Meanwhile, we will accelerate our business development initiatives to help local merchants find potential consumers online, allowing them to grow their businesses cost-effectively while enabling us to seek opportunities to expand our business model in the consumer space.”

Share Repurchase Program

AutoNavi has been authorized, but not obligated, by its board of directors to repurchase up to US$50.0 million worth of its own American depositary shares (“ADSs”) within 12 months upon receiving such authorization. The repurchases may be made from time to time on the open market at prevailing market prices pursuant to a 10b5-1 plan (which allows AutoNavi to repurchase its ADSs pursuant to the pre-determined terms under the plan at any time, including periods in which it may be in possession of material non-public information), in negotiated transactions off the market, in block trades or otherwise. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors, and is subject to the restrictions relating to volume, price and timing under applicable law. AutoNavi expects to implement this share repurchase program in a manner consistent with market conditions and the interests of the shareholders. AutoNavi’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. AutoNavi plans to fund repurchases made under this program from its available cash balance.

“With our share repurchase program announced today, we reaffirm our confidence in the long term future of the Company, and we will continue our strategic initiatives to build on the Company’s success while maintaining focus on creating value for our shareholders,” said Mr. Cheng.

Fourth Quarter 2011 Results

Revenues

Total net revenues in the fourth quarter of 2011 were $34.7 million, an increase of 50.7% year-over-year from $23.0 million in the fourth quarter of 2010, and an increase of 2.4% from $33.9 million in the third quarter of 2011.

Automotive Navigation

Net revenues from the automotive navigation market in the fourth quarter of 2011 were $22.0 million, an increase of 31.8% year-over-year and 0.3% from the previous quarter. The year-over-year increase in net revenues was mainly due to an increase in the number of copies of digital map data licensed for use in in-dash navigation systems, which is directly linked to the number of vehicles sold in China equipped with these systems.

Mobile and Internet Location-based Solutions

The mobile and Internet location-based solutions business in the fourth quarter of 2011 delivered another record result of $9.5 million in net revenues, representing an increase of 198.0% year-over-year and 7.5% over the previous quarter. The increases were primarily due to the growth in revenues derived from the pre-installation of the Company’s navigation solutions on mobile phones and the provision of mobile map and navigation solutions to mobile operators, which were partly contributed by the PDAger business acquired in March 2011.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in the fourth quarter of 2011 were $2.8 million, an increase of 3.0% year-over-year and a decrease of 4.5% sequentially.

Cost of Revenues

Cost of revenues in the fourth quarter of 2011 was $9.4 million, representing an increase of 17.0% year-over-year and 6.4% sequentially. The year-over-year increase was largely attributable to higher salary and benefit expenses, resulting from the expansion of the Company’s data collection and processing work force as the Company continued to enhance the quality, coverage and depth of its digital map database, as well as the amortization of definite intangible assets acquired from PDAger in March 2011. The sequential increase was mainly due to a rise in data collection and processing costs, including outsourced development costs.

Operating Expenses

Total operating expenses in the fourth quarter of 2011 were $17.6 million, an increase of 97.2% year-over-year and 17.1% sequentially. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $15.0 million, an increase of 73.7% year-over-year and 8.7% sequentially.

Research and development expenses increased 108.3% year-over-year and 15.0% sequentially to $7.5 million. The year-over-year increase was primarily due to higher salary and benefit expenses, a result of an increase in the number of R&D staff, and higher share-based compensation expenses. The sequential increase was mainly due to an increase in share-based compensation expenses. Non-GAAP research and development expenses, which exclude share-based compensation expenses, increased 78.6% year-over-year and 4.8% sequentially to $6.2 million.

Selling and marketing expenses increased 131.6% year-over-year and 32.7% sequentially to $5.9 million. The year-over-year increase was primarily due to higher salary and benefit expenses resulting from increased sales headcount in the fourth quarter of 2011, increased marketing expenses associated with branding activities, higher share-based compensation expenses and increased business travel expenses. The sequential increase was primarily due to higher business travel expenses and share-based compensation expenses in the fourth quarter of 2011. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased 99.2% year-over-year and 21.9% sequentially to $4.9 million.

General and administrative expenses increased 50.6% year-over-year and 2.8% sequentially to $4.2 million. The year-over-year increase was primarily due to higher salary and benefit expenses resulting from an increase in the number of general and administrative personnel, and increased professional service expenses in the fourth quarter of 2011. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased 43.5% year-over-year and 0.6% sequentially to $3.8 million.

Net Income Attributable to AutoNavi Shareholders

Net income attributable to AutoNavi shareholders was $7.1 million in the fourth quarter of 2011, an increase of 22.1% year-over-year from $5.8 million in the fourth quarter of 2010, and a decrease of 23.6% quarter-over-quarter from $9.3 million in the third quarter of 2011. Diluted net income per ADS attributable to AutoNavi shareholders for the fourth quarter of 2011 was $0.14. One ADS represents four ordinary shares.

Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses, was $9.8 million in the fourth quarter of 2011, an increase of 59.1% year-over-year and a decrease of 7.7% sequentially. Diluted non-GAAP net income per ADS attributable to AutoNavi shareholders for the fourth quarter of 2011 was $0.19.

Cash Flow

Net cash provided by operating activities was $25.9 million in the fourth quarter of 2011. As of December 31, 2011, the Company had $199.7 million in cash and cash equivalents.

Fiscal Year 2011 Results

Revenues

Net revenues in fiscal year 2011 were $127.0 million, representing an increase of 48.0% from fiscal year 2010.

The Company reassessed its business lines and reclassified its revenues for the year ended December 31, 2011 in order to better reflect its business models and facilitate investors’ understanding of its business. The reclassification was made between the revenue generated from “Mobile and Internet Location-based Solutions” and “Public Sector and Enterprise Applications” on the basis of whether or not the solutions use mobile/internet technology. The comparative figures have been adjusted to reflect the revenue reclassification. The adjusted revenue from “Mobile and Internet Location-based Solutions” in fiscal year 2010 was $11.3 million, an increase of $1.7 million from the original classification. The adjusted revenue from “Public Sector and Enterprise Applications” in fiscal year 2010 was $9.1 million, a decrease of $1.7 million from the original classification.

Automotive Navigation

Net revenues from the automotive navigation market in fiscal year 2011 were $85.9 million, an increase of 35.4% from fiscal year 2010. The increase was mainly due to an increase in the number of copies of digital map data licensed for use in in-dash navigation systems, which is directly linked to the number of vehicles sold in China equipped with these systems.

Mobile and Internet Location-based Solutions

Net revenues from the mobile and Internet location-based solutions business in fiscal year 2011 were $27.4 million, an increase of 142.2% from fiscal year 2010. The increase in revenues primarily derived from the pre-installation of the Company’s navigation solutions on mobile phones, and the provision of mobile map and navigation solutions to mobile operators, which was partly contributed by the PDAger business acquired in March 2011.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in fiscal year 2011 were $12.3 million, an increase of 35.5% from fiscal year 2010. The increase was mainly due to an increased number of aerial photogrammetry and 3-D modeling applications contracts entered in 2011.

Cost of Revenues

Cost of revenues in fiscal year 2011 was $35.0 million, representing an increase of 23.6% from fiscal year 2010. The increase was largely attributable to an increase in direct production costs as well as an increase in salary and benefit expenses, which resulted from the expansion of the Company’s data collection and processing work force as the Company continued to enhance the quality, coverage and depth of its digital map database, plus the amortization of definite intangible assets acquired from PDAger in March 2011.

Operating Expenses

Total operating expenses in fiscal year 2011 were $55.3 million, an increase of 58.7% from fiscal year 2010. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $50.1 million, an increase of 72.9% from fiscal year 2010.

Research and development expenses increased 86.3% from fiscal year 2010 to $23.7 million. The increase was primarily due to higher salary and benefit expenses, a result of an increase in the number of R&D staff, and higher share-based compensation expenses. Non-GAAP research and development expenses, which exclude share-based compensation expenses, increased 90.2% from fiscal year 2010 to $21.3 million.

Selling and marketing expenses increased 76.0% from fiscal year 2010 to $16.4 million. The increase was primarily due to an increase in salary and benefit expenses as a result of an increased sales headcount, increased marketing expenses associated with branding activities and increased business travel expenses. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased 83.8% from fiscal year 2010 to $14.7 million.

General and administrative expenses increased 18.4% from fiscal year 2010 to $15.1 million. The increase was primarily due to higher salary and benefit expenses, a result of an increase in the number of general and administrative personnel, and increased professional service expenses, partially offset by lower share-based compensation expenses in fiscal year 2011. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased 44.4% from fiscal year 2010 to $14.2 million.

Income Tax Expense

Income tax expense was $5.1 million and the effective rate was 11.5% in fiscal year 2011, compared to 16.5% in fiscal year 2010. The decrease in the effective tax rate was primarily due to the decrease in income tax expense of approximately $1.0 million in the first quarter of 2011 as one of the Company’s consolidated entities was qualified as a “key software company” on February 21, 2011 and was therefore entitled to a preferential tax rate of 10% for 2010. The Company believes that this should be accounted as a change in the enacted tax rate. The cumulative effect of this enactment was reflected in the period that includes the enactment date, the first quarter of 2011. In addition, due to the acquisition of the remaining 80% of equity interest in PDAger, the 20% equity interest previously held by the Company was re-measured based on the acquisition-date fair value, which resulted in a non-taxable gain of $1.0 million in the first quarter of 2011. The decrease in effective tax rate was also attributable to a decrease in the percentage of non-deductible expenses against taxable income.

Net Income Attributable to AutoNavi Shareholders

Net income attributable to AutoNavi shareholders in fiscal year 2011 was $36.5 million, an increase of 90.9% from fiscal year 2010. Diluted net income per ADS attributable to AutoNavi shareholders for fiscal year 2011 was $0.73.

Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses, was $40.9 million in fiscal year 2011, an increase of 59.9% from fiscal year 2010. Diluted non-GAAP net income per ADS attributable to AutoNavi shareholders for fiscal year 2011 was $0.81. One ADS represents four ordinary shares.

Cash Flow

Net cash provided by operating activities was $47.9 million for fiscal year 2011.

Business Outlook

The Company estimates its full year 2012 net revenues will be in the range of $152 million to $159 million, representing an increase of approximately 20% to 25% over fiscal year 2011.

Conference Call Information

AutoNavi’s management will hold an earnings conference call at 8:00 a.m. U.S. eastern standard time on February 28, 2012 (9:00 p.m. Beijing/Hong Kong time on February 28, 2012).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-866-519-4004
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
United Kingdom:	+44-203-059-8139
Passcode:	AutoNavi

A replay of the conference call may be accessed by phone at the following number until March 7, 2012:

U.S. Toll Free:	+1-866-214-5335
International:	+61-2-8235-5000
Passcode:	51818278

Additionally, an archived web-cast of this call will be available on the Investor Relations section of AutoNavi’s website at http://ir.autonavi.com.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (NASDAQ: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.3 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, mobile location-based solutions and Internet location-based solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the mobile/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement AutoNavi’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), AutoNavi uses in this press release the following non-GAAP financial measures: (1) non-GAAP operating expenses, (2) non-GAAP R&D expenses, (3) non-GAAP selling and marketing expenses, (4) non-GAAP general and administrative expenses, (5) non-GAAP operating income, (6) non-GAAP net income attributable to AutoNavi shareholders, and (7) non-GAAP diluted net income per ADS attributable to AutoNavi shareholders, each of which excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

AutoNavi believes that these non-GAAP financial measures facilitate investors’ and management’s comparisons to AutoNavi’s historical performance and assist management’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expenses are recurring expenses that will continue to exist in AutoNavi’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures to provide investors with context as to how the adjustments impact the GAAP amounts.

For investor and media inquiries please contact:

In China:

Serena Shi

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: serena.shi@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com

AUTONAVI HOLDINGS LIMITED

Consolidated Balance Sheet

(In thousands of U.S. dollars)

	As of December 31,
	2011	2010
	Unaudited	Audited

Assets
Current assets
Cash and cash equivalents	199,696	103,105
Restricted cash	—	485
Term deposit	—	62,716
Accounts receivable, net of allowance for doubtful accounts of $823 and $419 as of December 31, 2011 and December 31, 2010, respectively	37,329	23,752
Due from related parties	221	1,212
Prepaid expense and other current assets	5,542	5,415
Deferred tax assets-current	1,355	378

Total current assets	244,143	197,063

Properties and equipment, net	49,245	41,571
Equity method investments	4,442	5,102
Prepaid consideration in connection with equity investment	183	—
Acquired intangible assets, net	6,855	996
Goodwill	8,747	3,242
Deferred tax assets-non-current	224	292
Other long term assets	628	357

TOTAL ASSETS	314,467	248,623

Liabilities
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $2,358 and $1,523 as of December 31, 2011 and December 31, 2010, respectively)	2,364	1,523
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $5,567 and $3,730 as of December 31, 2011 and December 31, 2010, respectively)	7,328	5,895
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $23,944 and $13,907 as of December 31, 2011 and December 31, 2010, respectively)	26,071	14,690
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $7,394 and $5,168 as of December 31, 2011 and December 31, 2010, respectively)	7,481	5,215
Forward contract (including forward contract of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited nil and nil as of December 31, 2011 and December 31, 2010, respectively)	—	2,465

Total current liabilities	43,244	29,788

Non-current liabilities
Deferred tax liability-non-current (including deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $1,191 and $473 as of December 31, 2011 and December 31, 2010, respectively)	1,345	473

Total liabilities	44,589	30,261

Equity
Ordinary shares	19	19
Additional paid-in capital	175,726	169,132
Statutory reserve	9,363	6,322
Retained earnings	61,517	28,023
Accumulated other comprehensive income	18,262	11,449

Total AutoNavi Holdings Limited shareholders’ equity	264,887	214,945

Non-controlling interest	4,991	3,417

Total equity	269,878	218,362

TOTAL LIABILITIES AND EQUITY	314,467	248,623

AUTONAVI HOLDINGS LIMITED

Consolidated Statements of Operations

(In thousands of U.S. dollars, except per share data)

	For the three months ended			For the year ended
	December 31, 2011	December 31, 2010	September 30, 2011	December 31, 2011	December 31, 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Audited

Revenue	35,547	23,560	34,609	129,749	87,550
Business tax	(851)	(542)	(718)	(2,789)	(1,785)

Net revenues	34,696	23,018	33,891	126,960	85,765
Cost of revenues	(9,422)	(8,054)	(8,857)	(35,021)	(28,328)

Gross profit	25,274	14,964	25,034	91,939	57,437

Operating expenses
Research and development	(7,481)	(3,592)	(6,503)	(23,720)	(12,732)
Selling and marketing	(5,919)	(2,556)	(4,462)	(16,428)	(9,335)
General and administrative	(4,175)	(2,773)	(4,061)	(15,114)	(12,769)
Impairment of goodwill and indefinite-lived intangible assets	(19)	—	—	(19)	—

Total operating expenses	(17,594)	(8,921)	(15,026)	(55,281)	(34,836)
Government subsidies	141	672	11	163	748

Operating income	7,821	6,715	10,019	36,821	23,349

Gain on re-measurement of fair value of the equity method investment	—	—	—	995	—
Interest income	1,383	1,127	1,228	5,226	1,991
Change in fair value of forward contract	—	(1,174)	2,753	2,465	(2,465)
Foreign exchange gains/(loss)	500	929	(2,631)	(1,579)	1,504
Other Income	47	47	47	188	94

Income before income taxes and share of net income of equity accounted investments	9,751	7,644	11,416	44,116	24,473
Income tax expense	(1,382)	(1,297)	(1,643)	(5,086)	(4,041)

Share of net (loss)/income of equity method investments	(718)	(351)	13	(653)	(238)

Net income	7,651	5,996	9,786	38,377	20,194
Less: Net income attributable to noncontrolling interest	575	201	523	1,842	1,059
Net income attributable to AutoNavi Holdings Limited shareholders	7,076	5,795	9,263	36,535	19,135

Net income per share
Net income attributable to AutoNavi Holdings Limited shareholders
Basic	0.04	0.03	0.05	0.19	0.11
Diluted	0.04	0.03	0.05	0.18	0.10

Weighted average number of shares used in calculating net income per ordinary share
Basic	191,236,355	188,563,775	190,404,199	190,132,407	149,684,032
Diluted	200,900,042	201,311,438	201,191,706	201,230,735	182,696,079

AUTONAVI HOLDINGS LIMITED

Unaudited reconciliation of non-GAAP measures to most directly comparable GAAP measures

(In thousands of U.S. dollars, except percentage and per ADS data)

	For the three months ended			For the year ended
	December 31,	December 31,	September 30,	December 31,	December 31,
	2011	2010	2011	2011	2010

Total operating expenses	17,594	8,921	15,026	55,281	34,836
Share-based compensation	(2,620)	(312)	(1,265)	(5,130)	(5,849)
Impairment of goodwill and indefinite-lived intangible assets	(19)	—	—	(19)	—
Non-GAAP total operating expenses	14,955	8,609	13,761	50,132	28,987

R&D expenses	7,481	3,592	6,503	23,720	12,732
Share-based compensation	(1,286)	(123)	(589)	(2,464)	(1,559)
Non-GAAP R&D expenses	6,195	3,469	5,914	21,256	11,173

Selling and marketing expenses	5,919	2,556	4,462	16,428	9,335
Share-based compensation	(970)	(72)	(402)	(1,705)	(1,324)
Non-GAAP selling and marketing expenses	4,949	2,484	4,060	14,723	8,011

General and administrative expenses	4,175	2,773	4,061	15,114	12,769
Share-based compensation	(364)	(117)	(274)	(961)	(2,966)
Non-GAAP general and administrative expenses	3,811	2,656	3,787	14,153	9,803

Operating income	7,821	6,715	10,019	36,821	23,349
Share-based compensation	2,691	354	1,338	5,362	6,457
Impairment of goodwill and indefinite-lived intangible assets	19	—	—	19	—
Non-GAAP operating income	10,531	7,069	11,357	42,202	29,806

Net income attributable to AutoNavi Holdings Limited shareholders	7,076	5,795	9,263	36,535	19,135

Share-based compensation	2,691	354	1,338	5,362	6,457
Impairment of goodwill and indefinite-lived intangible assets	19	—	—	19	—
Gain on re-measurement of fair value of the equity method investment	—	—	—	(995)	—
Non-GAAP net income attributable to AutoNavi Holdings Limited shareholders	9,786	6,149	10,601	40,921	25,592

	For the three months ended December 31, 2011			For the year ended December 31, 2011
	GAAP	Adjustments	Non-GAAP(a)	GAAP	Adjustments	Non-GAAP(a)
Diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders	0.14	0.05	0.19	0.73	0.08	0.81

(a)	Non-GAAP diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders is computed by dividing non-GAAP net income attributable to AutoNavi Holdings Limited shareholders by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted net income per ordinary share attributable to AutoNavi Holdings Limited shareholders for the respective periods (after adjusting for the ADS to ordinary share ratio).